

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via Email
Mr. Al Swanson
Chief Financial Officer
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, TX 77002

      Re: Plains All American Pipeline, L.P.
              Form 10-K for the Fiscal Year ended December 31, 2012
              Filed February 27, 2013
              File No. 001-14569

Dear Mr. Swanson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Results of Operations, page 69

Non-GAAP Financial Measures, page 69

1.   We note you adjust net income for "...mark-to-market gains and losses resulting from derivative instruments that are related to underlying activities in future periods or the reversal of mark-to-market gains and losses from the prior period, net of inventory valuation adjustments" to calculate Adjusted EBITDA. Please submit details of the components making up these amounts and reconcile the details to information presented in Note 11 and other sections of your financial statements. In addition, please explain

your rationale for netting inventory valuation adjustments against the gains and losses from derivative activities to derive these adjustments. Please state your objective for including these adjustments in computing your non-GAAP measure.

2.   Given that you present non-GAAP measures of Implied Distributable Cash Flow, it appears you should also disclose how these measures relate to and compare with actual distributions, with explanations for significant differences and tabular reconciliations for all periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief